AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON July , 1996

                                                   Registration No. 333-02187
==============================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                           --------------------------
                               Amendment No. 1 To
                                    FORM S-3/A
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                           --------------------------
                               Xerox Corporation
             (Exact name of registrant as specified in its charter)

            New York                                   16-0468020
  (State or other jurisdiction           (I.R.S. Employer Identification No.)
 of incorporation or organization)

                              800 Long Ridge Road
                                 P.O. Box 1600
                      Stamford, Connecticut  06904-1600
                                (203) 968-3000
        (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                          --------------------------
                             Martin S. Wagner
                            Assistant Secretary
                             Xerox Corporation
                               P.O. Box 1600
                        Stamford, Connecticut 06904
                               (203) 968-3000
        (Address, including zip code, and telephone number, including area code, of agent for service)
                          --------------------------
     Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.
                          --------------------------
     The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said
Section 8(a), may determine.

- ---------------

                       STATEMENT PURSUANT TO RULE 429(b)

     The prospectus contained in this Registration Statement is a combined prospectus which also covers securities of the registrant heretofore covered by Registration Statement No. 33-32215. This Registration Statement also constitutes Post-Effective Amendment No. 2 with respect to such Registration Statement No. 33-32215, and such Post-Effective Amendment shall hereafter become effective concurrently with the effectiveness of this Registration Statement in accordance with Section 8(c) of the Securities Act of 1933.

PROSPECTUS

                               XEROX CORPORATION

                                ---------------

                        300,000 Shares of Common Stock
                          (par value $1.00 par share)

                                ---------------

     The shares of Common Stock, par value $1.00 per share ("Common Stock"), of Xerox Corporation ("Xerox" or the "Company") offered hereby will be offered from time to time to Xerox Canada Inc. ("XCI"), a majority-owned subsidiary of the Company, in transactions at a price equal to the market price of Common Stock on the New York Stock Exchange at the close of trading on the day of sale. The shares of Common Stock sold to XCI will be used by XCI to satisfy an exchange privilege under the terms of its Non-voting Exchangeable Class B Shares.


     The last reported sale price of the Common Stock on the New York Stock Exchange on July 23, 1996 was $47.88 per share.

     Unless otherwise provided, all references herein to "U.S. dollars", "dollars", "U.S.$" or "$" are to the currency of the United States of America.

                                ---------------

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON
      THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION
                   TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                ---------------


The date of this Prospectus is July   , 1996.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities ties Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance herewith files reports and other information with the Securities and Exchange Commission (the "Commission"). Such reports and other information filed by the Company can be inspected and copied at the public reference facilities of the Commission at 450 Fifth Street, N.W. (Room 1024), Judiciary Plaza, Washington, D.C. 20549; as well as at the Regional Offices of the Commission located at Northwestern Atrium Center, 500 West Madison Street (Suite 1400), Chicago, Illinois 60661; and Seven World Trade Center (13th Floor), New York, New York 10048. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The Commission maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission at http://www.sec.gov. Such reports and other information concerning the Company also may be inspected at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005. This Prospectus does not contain all the information set forth in the Registration Statement and Exhibits thereto which the Company has filed with the Commission under the Securities Act of 1933 and to which reference is hereby made.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     There are incorporated herein by reference the following documents filed with the Commission (File No. 1-4471) by the Company pursuant to the Exchange
Act:

     (1) Annual Report on Form 10-K for the fiscal year ended December 31,
1995;

     (2) Current Reports on Form 8-K dated January 18, 1996 and February 7,
1996;

     (3) Quarterly Report on Form 10-Q for the quarter ended March 31, 1996;

     (4) The description of Xerox' Shareholders Rights Plan and the Rights Agreement dated as of April 6, 1987, as amended and restated as of February 6, 1989, between Xerox and The Chase Manhattan Bank, N.A., as successor to Chase Lincoln First Bank, N.A. (as amended and restated, the "Rights Agreement"), which are contained in or filed as an exhibit to Amendment No. 1 on Form 8 filed with the Commission on February 6, 1989, amending the Registration Statement on Form 8-A dated April 6, 1987, relating to the Rights to Purchase Series A Cumulative Preferred Stock (the "Preferred Stock Purchase Rights"); and

     (5) The description of Xerox Common Stock contained in Amendment No. 1 on Form 8 dated March 7, 1990, amending the Registration Statement on Form 8-A dated February 20, 1990, relating to Xerox Common Stock and Preferred Stock Purchase Rights.

     All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Common Stock offered hereby shall be deemed to be incorporated by reference into this Prospectus. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person to whom this Prospectus is delivered, including any beneficial owner, upon written or oral request of such person, a copy of any or all of the foregoing documents incorporated herein by reference (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference in such documents). Requests should be directed to the Customer Service Unit of State Street Bank and Trust Company, Two International Place, Boston, Massachusetts 02110, telephone: (617) 664-5750.

                                USE OF PROCEEDS

     The net proceeds from the sale of the shares of Common Stock offered hereby will be added to the general funds of the Company and will be used for general corporate purposes. The amount of such net proceeds cannot be determined at this time, since it will depend upon the market price of the shares of Common Stock at the time the shares of Common Stock covered hereby are sold to XCI.

                                  THE COMPANY

     Xerox is a New York corporation with its principal executive offices located at 800 Long Ridge Road, Stamford, Connecticut 06904, telephone (203) 968-3000.

     Xerox is The Document Company and a leader in the global document market, providing document services that enhance productivity. References herein to "Xerox" refer to Xerox and consolidated subsidiaries unless the context specifically requires otherwise. Xerox distributes its products in the Western Hemisphere through divisions and wholly-owned subsidiaries. In Europe, Africa, the Middle East and parts of Asia, Xerox distributes through Rank Xerox Limited and related companies ("Rank Xerox") in which Xerox has an 80 percent financial interest and The Rank Organisation Plc ("RO") has a 20 percent financial interest. In Japan and other areas of the Pacific Rim, Australia and New Zealand, Document Processing products are distributed by Fuji Xerox Co. Ltd., an unconsolidated joint venture, which is equally owned by Fuji Photo Film Company, Ltd. of Japan and Rank Xerox. On February 28, 1995, Xerox paid RO 620 million pounds sterling, or $972 million, to increase Xerox' financial interest in Rank Xerox to 80 percent from 67 percent.

     In January 1996, Xerox announced agreements to sell its remaining property and casualty insurance units to investor groups led by Kohlberg Kravis Roberts & Co. and existing management for consideration totaling $2.7 billion. Xerox expects the transactions will close in the middle of 1996. As a result, results from insurance operations are now accounted for as discontinued operations and all prior periods have been restated. Therefore, the Document Processing business is the only component of Continuing Operations.

     Xerox' Document Processing activities encompass developing, manufacturing, marketing, servicing and financing a complete range of document processing products and services designed to make offices around the world more productive. Xerox believes that documents will play a central role in business, government, education and other organizations far into the future and that efficient processing of documents offers significant opportunities for productivity improvements. The financing of Xerox equipment is generally carried out by Xerox Credit Corporation in the United States and internationally by foreign financing subsidiaries and divisions in most countries that Xerox operates. Document Processing operations employed 85,200 people worldwide at year-end 1995.

     In 1993, Xerox announced a worldwide Document Processing restructuring program to significantly reduce the cost base and to improve productivity. Xerox' objectives were to reduce its worldwide work force by more than 10,000 employees and to close or consolidate a number of facilities. To date, the activities associated with the 1993 restructuring program have reduced employment by 12,000 and achieved pre-tax cost savings of approximately $650 million in 1995 and $350 million in 1994. However, Xerox has reinvested a portion of these savings to reengineer business processes, support the expansion in growth markets, and mitigate anticipated continuing pricing pressures.

                     RATIO OF EARNINGS TO FIXED CHARGES

     The following table shows the ratio of earnings to fixed charges for the periods indicated.


Year ended December 31  (in millions)    1995    1994    1993*   1992    1991
- -----------------------------------------------------------------------------

Ratio of earnings to
  fixed charges (1)(2)                   3.58    3.23    0.66    2.34    2.24

- ---------------------------

(1) The ratio of earnings to fixed charges has been computed based on the Company's continuing operations by dividing total earnings available for fixed charges, excluding capitalized interest, by total fixed charges. Fixed charges consist of interest, including capitalized interest, and one-third of rent expense as representative of the interest portion of rentals. Debt has been assigned to discontinued operations based on historical levels assigned to the businesses when they were continuing operations adjusted for subsequent paydowns. The discontinued operations consist of the Company's Insurance and Other Financial Services businesses and its real-estate development and third-party financing businesses.

(2) The Company's ratio of earnings to fixed charges includes the effect of the Company's finance subsidiaries, which primarily finance Xerox equipment. Financing businesses are more highly leveraged and, therefore, tend to operate at lower earnings to fixed charges ratio levels than do non-financial businesses.

* 1993 earnings were inadequate to cover fixed charges. The coverage deficiency was $249 million.


                            PLAN OF DISTRIBUTION

     On November 15, 1989, the shareholders of XCI approved an amendment to the Articles of XCI whereby the conditions of its Common Shares would be amended and to redesignate such shares as Non-Voting Exchangeable Class B Shares ("XCI Exchangeable Shares") and to entitle the holders thereof to elect to exchange such shares for shares of Xerox Common Stock at the exchange rate of three XCI Exchangeable Shares for one share of Xerox Common Stock, as adjusted for any subdivision, reduction, combination or consolidation thereof (the "Exchangeable Share Proposal").

     The Xerox Board of Directors has authorized the proper officers of Xerox to from time to time issue and deliver to XCI, in connection with the Exchangeable Share Proposal, shares of Common Stock not to exceed a total of three million shares, as adjusted for any subdivision, reduction, combination, consolidation thereof, for a cash consideration equal to the then current market price, but not less than the par value of such shares. XCI may purchase such shares of Common Stock from Xerox to satisfy requests for exchange of XCI Exchangeable Shares for shares of Common Stock. This Prospectus relates to such shares of Common Stock.


     The Registration Statement of which this Prospectus forms a part, has been filed because the number of shares of Xerox Common Stock originally registered under a prior Registration Statement may prove insufficient to satisfy the exchange privilege with regard to all outstanding shares of Exchangeable Stock and those underlying outstanding stock options issued by XCI to certain of its employees.

                                 LEGAL OPINION

     The validity of the shares of Common Stock to be offered hereby will be passed upon for the Company by Martin S. Wagner, Esq., Associate General Counsel, Corporate, Finance and Ventures of the Company.

                                    EXPERTS

     The consolidated financial statements and schedule of the Company and consolidated subsidiaries included in the Company's Annual Report on Form 10-K as of December 31, 1995 and 1994, and for each of the years in the three-year period ended December 31, 1995, incorporated by reference herein and elsewhere in the Registration Statement, have been incorporated by reference herein and in the Registration Statement in reliance upon the reports set forth therein of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

No dealer, salesman or any other person has been authorized to give any infor-mation or to make any representations, other than those contained in this Prospectus, in connection with the offer contained in this Prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized by the Company or any of its agents. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date hereof or that the information contained herein is correct as of any time subsequent to its date. This Prospectus does not constitute an offer or solicitation by anyone in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such offer or solicitation.

                                -----------------

                                TABLE OF CONTENTS

                                                                        Page
                                                                        ----

Available Information ...............................................      2
Incorporation of Certain Documents by Reference .....................      2
Use of Proceeds .....................................................      3
The Company .........................................................      3
Ratio of Earnings to Fixed Charges ..................................      4
Plan of Distribution ................................................      5
Legal Opinion .......................................................      5
Experts .............................................................      5

XEROX CORPORATION

300,000 Shares

Common Stock
(par value $1.00 per share)


                                    PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution.*

     The following statement sets forth the expenses to be borne by the Company in connection with the distribution of the shares of Common Stock offered hereby:

     Securities and Exchange Commission Registration Fee ....    $13,138
     Fees of Company's Independent Auditors .................      2,500
     Blue Sky Fees and Expenses (including legal fees and
       disbursements) .......................................      5,000
     Listing Fees ...........................................      1,500
                                                                 --------
         Total ..............................................    $22,138
                                                                 ========
     ----------
     * The foregoing expenses, other than the Securities and Exchange Commission Registration Fee, are estimated.

Item 15.  Indemnification of Directors and Officers.

     Article VIII, Section 2 of the Company's By-Laws states:

          "Indemnification of Directors and Officers:   Except to the extent
     expressly prohibited by law, the Company shall indemnify any person, made or threatened to be made, a party in any civil or criminal action or proceeding, including an action or proceeding by or in the right of the Company to procure a judgment in its favor or by or in the right of any other corporation of any type or kind, domestic or foreign, or any partnership, joint venture, trust, employee benefit plan or other enterprise, which any Director or officer of the Company served in any capacity at the request of the Company, by reason of the fact that he, his testator or intestate is or was a Director or officer of the Company or serves or served such other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, in any capacity, against judgments, fines, penalties, amounts paid in settlement and reasonable expenses, including attorneys' fees, incurred in connection with such action or proceeding, or any appeal therein, provided that no such indemnification shall be required with respect to any settlement unless the Company shall have given its prior approval thereto. Such indemnification shall include the right to be paid advances of any expenses incurred by such person in connection with such action, suit or proceeding, consistent with the provisions of applicable law. In addition to the foregoing, the Company is authorized to extend rights to indemnification and advancement of expenses to such persons by i) resolution of the shareholders, ii) resolution of the Directors or iii) an agreement, to the extent not expressly prohibited by law."

     Reference is made to Sections 721 through 726 of the Business Corporation Law of the State of New York.

                                    II-1

Item 16. Exhibits.

    (4)(a) Restated Certificate of Incorporation of the Company filed by the Department of State of New York on June 10, 1988 (incorporated by reference to
Exhibit 3(a) to the Company's Quarterly Report on Form 10-Q for the Quarter Ended June 30, 1988).

       (b) Certificate of Amendment dated July 7, 1989 to the Restated Certificate of Incorporation (incorporated by reference to Exhibit 3(a) to the Company's Quarterly Report on Form 10-Q for the Quarter Ended June 30, 1989).

       (c) Certificate of Amendment dated October 10, 1994 to the Restated Certificate of Incorporation (incorporated by reference to Exhibit 3(a)(3) to the Company's Annual Report on Form 10-K for the Year Ended December 31,
1994).

       (d) Certificate of Amendment dated October 19, 1995 to the Restated Certificate of Incorporation (incorporated by reference to Exhibit 3(a)(4) to the Company's Annual Report on Form 10-K for the Year Ended December 31,
1995).

       (e) By-Laws of the Company, as amended through May 29, 1991 incorporated by reference to Exhibit 3(b)(2) to the Company's Quarterly Report on Form 10-Q for the Quarter Ended June 30, 1991).

    (5)     Opinion of Martin S. Wagner, Esq., as to legality of the Common
Stock.

   (12)     Computation of ratio of earnings to fixed charges.

   (23)(a)  Consent of Independent Auditors (see page II-5).

       (b)  Consent of Martin S. Wagner, Esq. (see Exhibit 5).

   (24)(a)  Certified Resolution.

       (b)  Power of Attorney.

   (28) Schedule P of Annual Statements to State Regulatory Authorities (incorporated by reference to Exhibit 29 on Form SE of the Company dated March 26, 1996).

                                   II-2

Item 17.  Undertakings.

     The undersigned registrant hereby undertakes:

     (1) To file, during any period in which offers or sales of the securities registered hereby are being made, a post-effective amendment to this registration statement (i) to include any prospectus required by section 10(a)(3) of the Securities Act of 1933 (the "Act"); (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; provided, however, that paragraphs
(i) and (ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Company pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this registration statement.

     (2) That, for the purpose of determining any liability under the Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (4) That, for purposes of determining any liability under the Act, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under Item 15 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   II-3

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this amendment to registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Stamford, State of Connecticut, on the 25th day of July, 1996.

                                       XEROX CORPORATION (Registrant)

                                       By: /s/ PAUL A. ALLAIRE*
                                           --------------------------
                                           Paul A. Allaire
                                           Chairman of the Board and
                                           Chief Executive Officer

     Pursuant to the requirements of the Securities Act of 1933, this amendment to registration statement has been signed by the following persons in the capacities indicated as of July 25, 1996.

        (Signature)             (Title)

Principal Executive Officer:
PAUL A. ALLAIRE*                Chairman of the Board, Board, Chief
                                Executive Officer and Director

Principal Financial Officer:
BARRY D. ROMERIL*               Executive Vice President and
                                Chief Financial Officer

Principal Accounting Officer:
PHILLIP D. FISHBACH*            Vice President and Controller

Directors:
B. R. INMAN              )
YOTARO KOBAYASHI         )
RALPH S. LARSEN          )
JOHN D. MACOMBER         ) *
GEORGE J. MITCHELL       )
N. J. NICHOLAS, JR.      )
JOHN E. PEPPER           )
MARTHA R. SEGER          )
THOMAS C. THEOBALD       )

*By: /s/ MARTIN S. WAGNER
     ---------------------
     Martin S. Wagner
     Attorney-in-Fact

                                    II-4

                        CONSENT OF INDEPENDENT AUDITORS

The Board of Directors
Xerox Corporation:

     We consent to the use of our reports incorporated herein by reference and to the reference to our firm under the heading "Experts" in the prospectus.

                                                  KPMG PEAT MARWICK LLP

Stamford, Connecticut

July 25, 1996

                                    II-5

                               EXHIBIT INDEX

    (4)(a) Restated Certificate of Incorporation of the Company filed by the Department of State of New York on June 10, 1988 (incorporated by reference to
Exhibit 3(a) to the Company's Quarterly Report on Form 10-Q for the Quarter Ended June 30, 1988).

       (b) Certificate of Amendment dated July 7, 1989 to the Restated Certificate of Incorporation (incorporated by reference to Exhibit 3(a) to the Company's Quarterly Report on Form 10-Q for the Quarter Ended June 30, 1989).

       (c) Certificate of Amendment dated October 10, 1994 to the Restated Certificate of Incorporation (incorporated by reference to Exhibit 3(a)(3) to the Company's Annual Report on Form 10-K for the Year Ended December 31,
1994).

       (d) Certificate of Amendment dated October 19, 1995 to the Restated Certificate of Incorporation (incorporated by reference to Exhibit 3(a)(4) to the Company's Annual Report on Form 10-K for the Year Ended December 31,
1995).

       (e) By-Laws of the Company, as amended through May 29, 1991 incorporated by reference to Exhibit 3(b)(2) to the Company's Quarterly Report on Form 10-Q for the Quarter Ended June 30, 1991).

    (5)     Opinion of Martin S. Wagner, Esq., as to legality of the Common
Stock.

   (12)     Computation of ratio of earnings to fixed charges.

   (23)(a)  Consent of Independent Auditors (see page II-5).

       (b)  Consent of Martin S. Wagner, Esq. (see Exhibit 5).

   (24)(a)  Certified Resolution.

       (b)  Power of Attorney.

   (28) Schedule P of Annual Statements to State Regulatory Authorities (incorporated by reference to Exhibit 29 on Form SE of the Company dated March 26, 1996).